BLUE ROOM ACQUISITION CORP.

136 Madison Ave, Floors 5&6
New York, NY 10016

December 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Catherine De Lorenzo

Re:	Blue Room Acquisition Corp.
Registration Statement on Form S-1
Filed December 6, 2023, as amended
File No. 333-275905

Ms. De Lorenzo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Room Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, December 26, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Erick Deneb Flores Garcia
Erick Deneb Flores Garcia
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP